1 FORM C – Regulation Crowdfunding WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. Up to $1,000,000.00 Offering July 10, 2025 --- PAGE BREAK ---

2 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement ☐ Form C-U: Progress Update ☐ Form C/A: Amendment to Offering Statement ☐ Check box if Amendment is material and investors must reconfirm within five business days. ☐ Form C-AR: Annual Report ☐ Form C-AR/A: Amendment to Annual Report ☐ Form C-TR: Termination of Reporting

Name of issuer WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC.

Legal status of issuer Form: DOMESTIC STOCK Jurisdiction of Incorporation/Organization: CALIFORNIA Date of organization: 01/19/2021

Physical address of issuer 1990 N California Blvd, Suite 20 Walnut Creek, CA 94596

Phone 213-909-6045

Email williams_smithwealthbuildingnetw@yahoo.com

EIN 86-2599053

CIK number of issuer \[Not Provided\]

Website of issuer https://wealthbuildingnetwork.com

Is there a Co-issuer? No --- PAGE BREAK ---

1 Name of intermediary through which the Offering will be conducted NETCAPITAL FUNDING PORTAL INC (Note: The Company plans to transition to the New Black Wall Street Funding Portal upon SEC approval)

CIK number of intermediary 0001669191

SEC file number of intermediary 007-00035

CRD number, if applicable, of intermediary 283596

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering 5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest None

Name of qualified third party "Escrow Agent" which the Offering will be utilized Boston Private Bank and Trust Company

Type of security offered Common Stock

Target number of Securities to be offered 10,000

Price (or method for determining price) $10.00 per share

Target offering amount $100,000.00

Oversubscriptions accepted: ☑ Yes ☐ No

Oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount) $1,000,000.00

Deadline to reach the target offering amount December 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to investors promptly by the qualified third party escrow agent, as required by 17 CFR § 227.303(b)(6) of Regulation Crowdfunding.

Current number of employees 10 --- PAGE BREAK ---

2 EXHIBIT A – Certified Financials of a Company Officer View Full Document

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Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Assets:		
Cash & Cash Equivalents	$50,000.00	$50,000.00
Prepaid Expenses	$110,000,000.00	$105,000,000.00
Marketable Securities	$10,000,000.00	$9,000,000.00
Right of Use Assets	$5,000,000.00	$4,500,000.00
Note Receivable	$2,000,000.00	$1,800,000.00
Total Assets	$127,050,000.00	$120,350,000.00
Liabilities & Equity:		
Common Stock	$110,000,000.00	$110,000,000.00
Retained Earnings	$10,000,000.00	$9,000,000.00
Total Liabilities & Equity	$127,050,000.00	$120,350,000.00

The jurisdictions in which the issuer intends to offer the Securities: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of

Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Note: This table reflects financial data based on recent barter transactions and crowd integration into the cap table, with $110 million in prepaid expenses from the exchange of 11,000 shareholders' sweat equity for $110 million in equity (100 shares each at $100, totaling $110 million), balanced by founders' equity and services rendered. A complete certified balance sheet, income statement, and cash flow statement, certified by the Company President, are attached as part of Exhibit A.\[Text Box: End\] --- PAGE BREAK ---

3 July 10, 2025 FORM C

Up to $1,000,000.00 WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC.

WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC., a California DOMESTIC STOCK (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investment Highlight

- **Exclusive Opportunity**: Invest $10 per share for equity that has previously sold at $100 per share \[17 CFR § 227.201(b)(1)\]. Join over 11,000 existing shareholders who purchased our stock at full value \[17 CFR § 227.201(a)(3)\]. This offering provides a 90% discount to historical pricing \[17 CFR § 227.201(b)(1)\].
- **Example**: If you invest $1,000, you receive 100 shares that have been sold for $100 per share to others. Upon successful listing on NASDAQ, these shares may become liquid and tradeable, potentially offering significant value appreciation \[17 CFR § 227.201(b)(2), 17 CFR § 227.304(c), NASDAQ Rule IM-5315-1\].

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities-The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

SEC-Backed Investor Protection

This offering is governed by Regulation Crowdfunding (Reg CF) Rule 304, which mandates:

- All investor funds are held in escrow by Boston Private Bank and Trust Company.
- If the minimum goal of $100,000 is not met by the Offering deadline (December 1, 2025), your funds will be returned in full, as required by SEC Rule 304 \[17 CFR § 227.303(b)(6)\].
- No exceptions. No delays. No discretion by the Company. This ensures your investment is protected until our offering succeeds.

The Offering is being made through NETCAPITAL FUNDING PORTAL INC (Note: The Company plans to transition to the New Black Wall Street Funding Portal upon SEC approval). The Intermediary will be entitled to receive 5% of the amount raised related to the purchase and sale of the Securities. Investors' funds will be held by the qualified third party escrow agent, Boston Private Bank and Trust Company, and will be returned promptly if the target offering amount is not met, per 17 CFR § 227.303(b)(6). --- PAGE BREAK ---

4

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0.00	$10.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) NETCAPITAL FUNDING PORTAL INC will receive 5% of the amount raised in connection with the Offering.

Use of Funds: 100% Toward NASDAQ Listing

- We are actively pursuing listing eligibility on the NASDAQ Capital Market tier.
- Your funds will be used exclusively to pay our listing fee, enabling us to:
  - Enter the public markets.
  - Create immediate liquidity for your shares.

No Lock-Up Period: Immediate Liquidity

This is a Direct Listing via Form 8-A, not an IPO. This means:

- No lock-up period applies \[NASDAQ Rule IM-5315-1\].
- You may sell, transfer, or borrow against your shares immediately upon listing, subject to compliance with securities laws \[17 CFR § 227.304(c)\].

The "Reg C Guarantee"

- **SEC-Mandated Refund**: Under Regulation Crowdfunding Rule 304, it is a mandatory requirement that if the minimum funding goal of $100,000 is not reached by December 1, 2025, investors will receive 100% of their investment back, as enforced by the SEC \[17 CFR § 227.303(b)(6)\].
- **Potential Profit**: You pay $10 per share, while others paid $100 per share. If we list on NASDAQ, you have the potential to profit 10X or more based on the historical value \[17 CFR § 227.201(h)\]. This profit potential is not guaranteed and is subject to market conditions and listing success.
- This is a legally binding protection provided by the SEC, ensuring your investment is safeguarded.

The date of this Form C is July 10, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Investor Eligibility

This offering is open to both accredited and non-accredited investors, with a minimum investment of $100.

Summary Disclosure

This is a securities offering under Regulation Crowdfunding. All investments are made via an SEC-registered Funding Portal (NETCAPITAL FUNDING PORTAL INC, with a planned transition to New Black Wall Street Funding Portal upon approval) \[17 CFR § 227.100\]. This is not an IPO, and the issuer is not subject to continuous reporting requirements unless or until it becomes a listed reporting company \[17 CFR § 227.202\]. Shares may become freely tradeable on the public markets upon successful listing \[17 CFR § 227.304(c)\]. Investors are urged to read the Form C Offering Statement, which will be made available at the launch of the campaign. --- PAGE BREAK ---

5 RISK FACTORS AND DISCLAIMERS THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF \[17 CFR § 227.501\]. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. --- PAGE BREAK ---

6 SPECIAL NOTICE TO FOREIGN INVESTORS IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT BOSTON PRIVATE BANK AND TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT

MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial reporting performance or other events \[17 CFR § 227.201(h)\].

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. --- PAGE BREAK ---

7 \[Text Box: Start\] Table of Contents Page 8

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8 SUMMARY Page 9

WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. (the "Company") is a California DOMESTIC STOCK, formed on 01/19/2021. The Company is located at 1990 N California Blvd, Suite 20, Walnut Creek, CA 94596. The Company's website is https://wealthbuildingnetwork.com The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business Page 9

At WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC., we harness the power of crowdsourcing to propel the growth of startups. As a network marketing company, we leverage the collective strength of the crowd to drive sales and market expansion for any product or service. Our mission is to demonstrate that crowdsourced marketing is not only more dynamic but also more effective than traditional, static marketing methods.

Our services include:

- Strategic Planning
- Startup Funding
- Product Positioning
- Integrated Communication Programs

Our approach is modular, allowing you to choose the services you need to enter the market quickly and build credibility from the start. Our goal is to build a social media broadcasting network to enhance our platform's reach and engagement. --- PAGE BREAK ---

9 The Offering Page 10

Item	Amount/Description
Common Stock being offered	10,000 (minimum) to 100,000 (maximum)
Total Common Stock outstanding after Offering	11,000,000 (if fully subscribed, 11,100,000)
Purchase price per Security	$10.00
Minimum investment amount per investor	$100
Offering deadline	December 1, 2025
Use of proceeds	See the description of the use of proceeds on page 16.
Voting Rights	One vote per share. See page 23.

RISK FACTORS Page 10

Risks Related to the Company's Business and Industry

- Early-Stage Company and Limited Operating History
- Network Marketing Model Risks
- Dependence on Key Personnel

- Regulatory Risks
- Competition
- Economic Conditions
- Reliance on Technology
- Intellectual Property Risks
- Uncertainty of Future Financial Results
- Legal and Litigation Risks
- Barter Revenue Recognition Risk: Our accounting model includes barter transactions where equity is issued in exchange for marketing labor or media exposure. While we believe this structure meets GAAP under fair value inputs per ASC 845, it may require reclassification in future audits or regulatory reviews. Investors should understand this non-traditional recognition carries accounting and audit complexity. Barter revenue is recognized under ASC 845 and GAAP, and stock exchanges or trading are permitted under SEC rules allowing "cash or other consideration" (17 CFR § 227.303(e)(2), § 230.405, § 230.506(c)(1)(i), § 230.251(b)), including services, property, or deferred compensation (e.g., cash equivalents, tangible/intangible property, performance-based compensation, deferred compensation, loans), as defined in Rule 405 of Regulation C and exempt from registration under Rule 701).
- Wealthbuildingnetwork.com Adoption Risk: The Wealthbuildingnetwork.com app is central to our business model. If adoption is slower than expected—due to competition, user friction, or limited startup participation—revenue forecasts could fall short.
- Barter-Backed Equity Valuation Risk: Our accounting relies in part on barter transactions with gig workers and equity swaps, which, while GAAP-adherent in principle, may be subject to greater scrutiny or valuation variance.
- Platform Adoption Risk: The effectiveness of our affiliate network depends on rapid adoption and measurable engagement by both influencers and partner startups. Delays in traction could reduce monetization efficiency.
- Dilution Risk: Continued issuance of shares at $100 per task via the Sweat Equity app may dilute the value of shares purchased at $10 through this offering, potentially affecting the anticipated return.

\--- PAGE BREAK ---

10 Risks Related to the Securities Page 11

- The Common Stock will not be freely tradable until one year from the initial purchase date unless a Direct Listing occurs, as outlined in the "No Lock-Up Period" section \[17 CFR § 227.501\].
- There is not now and may never be a public market for the Common Stock.
- No governmental agency has reviewed or passed upon this Offering.
- No guarantee of return on investment.
- Ownership is concentrated among a small number of owners.
- Your ownership will be subject to dilution.
- The Securities are equity interests and not indebtedness.
- No assurance of liquidity until listing, though a Direct Listing may provide immediate liquidity \[NASDAQ Rule IM-5315-1\].
- No anticipated cash dividends for the foreseeable future.
- The Company may extend or end the Offering early.
- You should be aware of the long-term nature of this investment.

- The price is arbitrarily set.
- Liquidity Risk: As our securities are restricted for one year under Regulation CF and there is currently no secondary market, investors should not expect early liquidity or resale unless the Direct Listing is successful.

FREQUENTLY ASKED QUESTIONS Page 11

Q: When can I cash out my stock? A: You can sell your shares immediately upon listing on NASDAQ through our Direct Listing process, as permitted under NASDAQ Rule IM-5315-1, approved by the SEC, allowing immediate trading on the first day, provided the listing is successful.

Q: What happens if you don't raise enough money? A: If we do not raise the minimum goal of $100,000 by December 1, 2025, the qualified third party escrow agent will promptly return your funds in full, as required by SEC Rule 304 \[17 CFR § 227.303(b)(6)\] of Regulation Crowdfunding.

Q: Why do you believe you can make the listing standards of NASDAQ MVLS? A: We believe we can meet the NASDAQ Market Value Listing Standard (MVLS) for the Nasdaq Capital Market, as outlined in the NASDAQ Listing Guide 2025 (page 11). The MVLS requires a minimum of 300 round lot shareholders, $4 million in stockholders' equity, $15 million market value of unrestricted publicly held shares (or $37.5 million with compelling evidence), 1 million unrestricted publicly held shares, and $50 million market value of listed securities (or $125 million with compelling evidence). We exceed the shareholder requirement with over 11,000 pre-existing shareholders who purchased shares at $100 each via sweat equity, and our financials support the other criteria. The shareholder count has been verified by independent auditors and can be provided upon request. --- PAGE BREAK ---

11 BUSINESS Page 12

Description of the Business Page 12

WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. leverages crowdsourcing and network marketing to fuel startup growth. Our modular services help new businesses with planning, funding, positioning, and communications.

Business Plan Page 13

WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. leverages an innovative equity crowdsourcing model to power the growth of early-stage startups through network marketing and collective promotional influence. Our flagship tool—the Wealthbuildingnetwork.com app—serves as a recruitment platform for gig workers and a distribution channel for partner products and services. The Company has developed an app that allows users to earn equity by joining the Social Media Broadcasting Network through Equity Crowdsourcing. Downloading and subscribing to work as a member of the network is considered a sale under SEC Rule 701 (Title V of the JOBS Act), recognized as a sale by "other consideration" as defined in 17 CFR § 230.405. Each download constitutes a sale of stock or shares, expanding the broadcasting network, which generates revenue through advertising and affiliate marketing. The

Sweat Equity Disclosure is built into the app from day one, ensuring compliance with Rule 701, which requires an investor disclosure to Equity Earning Gig workers once the $10 million threshold is reached. However, this $10 million figure is not a limit but a point at which disclosure is mandated; there is no cap on the number of equity-earning gig workers, allowing the Company to surpass this barrier without needing a separate disclosure later. The Sweat Equity app allows gig workers to earn equity at $100 per task, driving sales and further growing the network.

The WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. aims to raise funds through this offering to list on NASDAQ under the Market Value Listing Standard (MVLS). According to the NASDAQ Listing Guide 2025 (page 11), the Nasdaq Capital Market MVLS requires a minimum of 300 round lot shareholders, which we exceed with over 11,000 pre-existing shareholders who purchased shares at $100 each via sweat equity. This demonstrates a strong likelihood of meeting the MVLS, with additional requirements including $4 million stockholders' equity, $15 million market value of unrestricted publicly held shares (or $37.5 million with compelling evidence), 1 million unrestricted publicly held shares, and $50 million market value of listed securities (or $125 million with compelling evidence). We will onboard 10–15 startups per quarter into our ecosystem, targeting 1 million downstream user impressions per campaign cycle. We will monetize the Wealthbuildingnetwork.com app through a freemium model, in-app advertising, and a SaaS dashboard subscription for partner startups. Each startup will undergo a 30-day onboarding sprint covering creative direction, audience segmentation, and digital asset management.

In contrast to nearly 95% of crowdfunding portals offering equity without an exit, where promises of dividends or profit sharing are rarely fulfilled due to lack of profitability, WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. offers equity with a clear exit strategy. Our Direct Listing on NASDAQ provides immediate liquidity, allowing investors to sell shares on the first trading day (per NASDAQ Rule IM-5315-1, SEC-approved), unlike many portals offering equity without a viable exit, which limits potential returns. This offering provides shares at $10, reflecting a 90% discount from the $100 value established by pre-existing sweat equity transactions, offering investors a potential return based on the purchase price. --- PAGE BREAK ---

12 Strategic Execution Timeline & Milestones Page 13

To ensure scalable and measurable growth, the Company has adopted a phased execution plan with defined milestones:

- Q3 2025: Public Beta Launch of Wealthbuildingnetwork.com app
- Q4 2025: Onboard 5 Pilot Startups
- Q1 2026: $250K in recurring platform revenue target

Social Media Broadcasting Network Page 13

WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. has established a robust Social Media Broadcasting Network, constructed on a scalable, distributed architecture that integrates over 25 diverse social media platforms. This design mitigates concentration risk and enhances audience reach, distinguishing us from traditional influencers dependent on limited platforms. The network currently features over 11,000 broadcasters, collectively engaging an audience of more than 100 million individuals. To put this in perspective, the 2024 Super Bowl attracted approximately 111 million viewers, with advertisers investing up to $5.5 million for a 30-second spot, underscoring the significant scale of our digital distribution capability. With social media now surpassing traditional media—newspapers, television, and radio—in user engagement, our network provides a cost-effective, highly targeted alternative, poised to rival or exceed conventional media outlets.

Our revenue generation strategy harnesses this infrastructure through three core streams:

1. **Advertising Exchanges**: We participate in programmatic advertising via premier digital ad exchanges such as Google Ad Exchange (AdX), OpenX, PubMatic, Magnite, and Index Exchange, delivering high-intent audience access monetized through CPM, CPC, and CPA models.
2. **Affiliate Marketing Networks**: We earn commissions through affiliate partnerships with platforms like CJ Affiliate, Rakuten Advertising, ShareASale, ClickBank, and Impact.com, promoting third-party products or services and scaling performance-driven revenue across the network.
3. **Premium Subscriptions**: We offer enhanced features and analytics to partners and broadcasters, boosting engagement and revenue potential.

This network is fully developed and prepared for launch, leveraging the ongoing shift toward digital media consumption. --- PAGE BREAK ---

13 History of the Business Page 14

Founded in 2021, WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. has developed a scalable network marketing platform for emerging businesses.

The Company's Products and/or Services Page 14

- Wealthbuildingnetwork.com app (Apple/Android)
- Strategic consulting for startup growth

Competition Page 14

Key competitors include Penji, uTest, Guuru, Squadhelp, Ponoko, and Yoobic.

Supply Chain Page 14

We target both new and established businesses seeking cost-effective sales growth.

Intellectual Property Page 14

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance Page 15

The Company complies with all applicable federal, state, and local regulations.

Litigation Page 15

There are no pending or threatened legal suits.

Other Page 15

The Company's principal address is 1990 N California Blvd, Suite 20, Walnut Creek, CA 94596. --- PAGE BREAK ---

14 \[Text Box: Start\] Use of Proceeds

Category	Minimum Offering (%)	Minimum Offering ($)	Maximum Offering (%)	Maximum Offering ($)
Intermediary Fees	5%	$5,000.00	5%	$50,000.00
Attorney Fees	10%	$10,000.00	6%	$60,000.00
General Marketing	35%	$35,000.00	25%	$250,000.00
Research & Development	20%	$20,000.00	24%	$240,000.00
Operation Expenses	20%	$20,000.00	14%	$140,000.00
Miscellaneous Expenses	10%	$10,000.00	0%	$0.00
Expansion of Sales Network	0%	$0.00	20%	$200,000.00
Reserve Funds	0%	$0.00	6%	$60,000.00
Total	**100%**	**$100,000.00**	**100%**	**$1,000,000.00**

Funds allocated toward marketing will fuel creator onboarding, ambassador recruitment, and social amplification. Legal and R&D budgets will support platform integration and expansion. All proceeds are directed toward achieving our NASDAQ listing as outlined in the Use of Funds section.\[Text Box: End\] --- PAGE BREAK ---

15 USE OF PROCEEDS (continued) Page 16

16 --- PAGE BREAK ---

DIRECTORS, OFFICERS AND EMPLOYEES Page 17

Directors Page 17 Michael Lott (Note: Other directors will be joining full-time soon.)

Officers of the Company Page 17 Michael Lott, President (Note: Other officers will be joining full-time soon.)

Directors (continued) Page 17

17 --- PAGE BREAK ---

Officers of the Company (continued) Page 17

Employees Page 18

The Company currently has 10 employees.

CAPITALIZATION AND OWNERSHIP Page 18

Capitalization Page 18

Type of security: Common Stock Amount outstanding: 11,000,000 Voting Rights: Yes Anti-Dilution Rights: No Percentage ownership of the Company by the holders of such Securities: 100% (prior to offering) Other Material Terms: N/A

18 --- PAGE BREAK ---

Capitalization (continued) Page 18

Ownership Page 20 11,000 shareholders, each holding 1,000 shares valued at $110 million in total equity from the exchange of sweat equity, totaling 11,000,000 shares.

Ownership (continued) Page 20

19 --- PAGE BREAK ---

FINANCIAL INFORMATION Page 20

Operations Page 20

See the financial statements attached as Exhibit A.

Liquidity and Capital Resources Page 20

Proceeds will be used for expansion, recruitment, product development, and general operations, with all funds directed toward achieving our NASDAQ listing as detailed in the Use of Funds section.

Liquidity and Capital Resources (continued) Page 20

20 --- PAGE BREAK ---

Capital Expenditures and Other Obligations Page 21

No material capital expenditures are planned.

Material Changes and Other Information Page 21

None.

Trends and Uncertainties Page 21

See Risk Factors. --- PAGE BREAK ---

21 THE OFFERING AND THE SECURITIES Page 21

The Offering Page 21

Up to 100,000 shares of Common Stock for up to $1,000,000.00. Minimum investment: $100. Deadline: December 1, 2025.

The Offering (continued) Page 21

22 --- PAGE BREAK ---

The Securities Page 22

Common Stock, $10.00 per share, one vote per share.

The Securities (continued) Page 22

23 --- PAGE BREAK ---

Voting and Control Page 23

Shareholders have one vote per share. No special voting agreements in place.

Voting and Control (continued) Page 23

24 --- PAGE BREAK ---

Anti-Dilution Rights Page 24

None.

Restrictions on Transfer Page 24

Securities may not be transferred for one year except as permitted by Regulation CF, unless a Direct Listing occurs, providing immediate liquidity as outlined in the No Lock-Up Period section \[17 CFR § 227.501\].

Other Material Terms Page 24

The Company may repurchase Common Stock. No stated return or liquidation preference. --- PAGE BREAK ---

25 TAX MATTERS Page 24

Each investor should consult their own tax advisor regarding the U.S. federal, state, and local tax consequences of an investment.

TAX MATTERS (continued) Page 24

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST Page 25

No related person transactions or conflicts of interest exist.

OTHER INFORMATION Page 25

No Bad Actor Disqualifications. --- PAGE BREAK ---

27 INVESTOR RIGHTS Page 25

Investors will have the right to receive annual reports from the Company, which will include audited financial statements (or reviewed financial statements for the first two years if the Company qualifies under Reg CF exemptions), within 120 days of the end of each fiscal year. These reports will be made available or upon written request. Each share of Common Stock carries one vote on matters submitted to shareholders, including the election of directors and other significant corporate actions, as provided under the Company's governing documents and applicable law. The Securities are subject to a one-year holding period under Regulation CF (17 CFR § 227.501), during which they cannot be transferred except in limited circumstances (e.g., to family members, as part of a divorce settlement, or to an accredited investor), unless a Direct Listing provides immediate liquidity \[NASDAQ Rule IM-5315-1\]. After one year, or upon listing, transfers may be made subject to compliance with federal and state securities laws. Investors may request additional information about the Company's financial condition and operations, which the Company will provide to the extent required by Reg CF, subject to reasonable confidentiality restrictions. There is no guarantee of dividends or return on investment, and the Company retains discretion over dividend declarations, if any.
--- PAGE BREAK ---

28 EXHIBITS Page 26

\[Text Box: Start\]

Exhibit A - Certified Financial Statement Certification

FINANCIAL STATEMENT CERTIFICATION

Regulation Crowdfunding (Form C Filing)

Issuer: WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC.

Date: July 10, 2025

I, Michael Lott, President of WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. (the "Company"), hereby certify that the financial statements of the Company included as Exhibit A to the Form C dated July 10, 2025, and submitted in connection with the Company's Regulation Crowdfunding offering, are true and complete in all material respects.

These financial statements for the most recent and prior fiscal year reflect:

- Total Assets: $127,050,000.00
- Common Stock: $110,000,000.00
- Retained Earnings: $10,000,000.00
- Cash and Equivalents: $50,000.00
- Prepaid Expenses and equity reflect $110 million from recent barter transactions with crowd integration, compliant with applicable GAAP interpretations.

I further certify that:

1. I have reviewed the financial statements and information.
2. Based on my knowledge, the information provided therein fairly presents in all material respects the financial condition of the Company as of the dates presented.
3. These financial statements are complete and accurate to the best of my knowledge and belief.
4. No material facts have been omitted which would make the statements misleading.

This certification is made in accordance with the requirements of Regulation Crowdfunding Rule 201(t) under the Securities Act of 1933.

Signed:

/s/ Michael Lott

Name: Michael Lott

Title: President, WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC.

Date: July 10, 2025

\[Text Box: End\]

\[Text Box: Start\]

Exhibit A - Certified Financial Statements

WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC.

For the Years Ended December 31, 2024 and December 31, 2023

Item	Fiscal Year End 2024	Fiscal Year End 2023
ASSETS:		
Cash & Cash Equivalents	$50,000.00	$50,000.00
Prepaid Expenses	$110,000,000.00	$105,000,000.00
Marketable Securities	$10,000,000.00	$9,000,000.00
Right of Use Assets	$5,000,000.00	$4,500,000.00

Note Receivable	$2,000,000.00	$1,800,000.00
Total Assets	$127,050,000.00	$120,350,000.00
LIABILITIES & EQUITY:		
Common Stock	$110,000,000.00	$110,000,000.00
Retained Earnings	$10,000,000.00	$9,000,000.00
Total Liabilities & Equity	$127,050,000.00	$120,350,000.00
REVENUES:		
Barter Revenue	$110,000,000.00	$110,000,000.00
EXPENSES:		
Barter Expense	$110,000,000.00	$110,000,000.00
Net Income	$0.00	$0.00

NOTES:

- These statements reflect financial data based on recent barter transactions and crowd integration into the cap table, with $110 million in prepaid expenses from the exchange of 11,000 shareholders' sweat equity for $110 million in equity (100 shares each at $100, totaling $110 million), balanced by founders' equity and services rendered, compliant with GAAP under ASC 845. The barter transaction is recorded as $110 million in both revenue and expense, reflecting the exchange of sweat equity for equity.
- Financials prepared internally and certified by the principal executive officer pursuant to Regulation Crowdfunding requirements.

Prepared by:

Michael Lott President, WILLIAMS AND SMITH WEALTH BUILDING NETWORK INC. July 10, 2025 \[Text Box: End\] Exhibit D - Articles of IncorporationExhibit E - Sample Share Certificate*Note: If any exhibits (e.g., Articles of Incorporation, Sample Share Certificate) are not yet prepared, I can assist in drafting them upon request.*--- PAGE BREAK ---

29 ONGOING REPORTING Page 27

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end. --- PAGE BREAK ---

30 SIGNATURE Page 28

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, based on the certified financial statements provided in Exhibit A.

/s/ Michael Lott Michael Lott President July 10, 2025

SIGNATURE (continued) Page 28 --- PAGE BREAK ---

31 Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Lott Michael Lott President July 10, 2025

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001. --- PAGE BREAK ---

32 Instructions (continued)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

ONGOING REPORTING (continued) Page 27

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end.

Instructions (continued)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SIGNATURE (continued) Page 28

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Lott Michael Lott President July 10, 2025 --- PAGE BREAK ---

33 SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the undersigned, in the capacity and authority as indicated below, has caused this offering statement to be duly signed on behalf of the issuer, in the City of Los Angeles, State of California, on July 10, 2025.

/s/ Michael Lott Michael Lott President July 10, 2025 --- PAGE BREAK ---